UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           NOTIFICATION OF LATE FILING


                             SEC File Number: 1-3571
                            CUSIP NUMBER : 542671102


(Check One):

/  / Form 10-K / / Form  11-K / / Form 20-F /x/ Form 10-Q / / Form  N-SAR
     For Period Ended: June 30, 1998

/  / Transition Report on Form 10-K        /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F        /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K
       For the Transition Period Ended:

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     Part I
                             Registrant Information

    Full Name of Registrant:  Long Island Lighting Company

    Former Name if Applicable:  N/A

    Address of Principal Executive
    Office (Street and Number): 333 Earle Ovington Blvd.

    City, State and Zip Code:  Uniondale, New York 11553

                                     Part II
                             Rule 12b-25 (b) and (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

   /x / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   /x / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    /  /       (c) The  accountant's  statement  or  other  exhibit  required by
               Rule 12b-25(c) has been attached if applicable.

                                    Part III
                                    Narrative

           State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

           On May 28, 1998, all the common stock of the Long Island Lighting Company (the "Registrant") was acquired by the Long Island Power Authority, a corporate municipal instrumentality and political subdivision of the State of New York (the "Authority") through a merger transaction in which a wholly owned subsidiary of the Authority merged with and into the Registrant (the "Merger"). Immediately prior to the Merger, the Registrant transferred all of its assets employed in the conduct of its gas distribution business and its non-nuclear electric generating business, and all common assets used by the Registrant in the operation and management of its electric transmission and distribution business and its gas distribution business and its non-nuclear electric generation business to MarketSpan Corporation which then merged with KeySpan Energy Corporation, the parent holding company of the Brooklyn Union Gas Company (the "Disposition").

           As a result of the Merger and the Disposition, all employees of the Registrant, including those with responsibility for financial reporting and accounting matters, left the employ of the Registrant and began work for MarketSpan Corporation. Also, following the Merger, the Registrant dismissed
Ernst & Young LLP as its independent auditors and retained PricewaterhouseCoopers LLP. Although, the Registrant believed that, under the terms of a management services agreement, the necessary assistance from MarketSpan Corporation's employees and independent auditors would be made available to enable the Registrant to satisfy its financial reporting obligations on a timely basis, such key personnel were not available within the required timeframe. Such personnel were apparently required to devote the majority of their available time to the preparation of MarketSpan Corporation's financial reports. The difficulties in obtaining assistance were compounded by the fact that as a result of the Merger and the Disposition both the Registrant and MarketSpan Corporation were essentially significantly different entities than they were prior to the transactions, further complicating their respective reporting obligations.

           As a result of the unavailability of such necessary assistance and the significant change in the character and operations of the Registrant, including its transformation from a publicly-held corporation to one effectively controlled by a political subdivision of the State of New York, the Registrant has been unavoidably delayed in the preparation of certain financial and related disclosures. Consequently, the subject report could not be filed without unreasonable effort or expense.



                                     Part IV
                                Other Information

    (1) Name and telephone number of person to contact in regard to this notification:

           David P. Warren                               (516)-222-7700
               (Name)                           (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). /x / Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 /x/ Yes / / No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The income statement information reflecting the results of operations of the Registrant for the three-month period ended June 30, 1998, will differ significantly from the results for the three-month period ended June 30, 1997, for the following reasons:

           (i) A change in control of the Registrant took place on May 28, 1998, as the result of the Merger, that resulted in the Authority gaining control of the Registrant.

           (ii) The Authority forwarded the Registrant approximately $4,949,000,000 in exchange for a promissory note. These proceeds were used by the Registrant primarily to: (i) acquire all of the then outstanding shares of common stock of the Registrant; (ii) redeem the then outstanding shares of preferred stock of the Registrant; and (iii) defease certain debt obligations of the Registrant. This fundamentally changed the capitalization of the Registrant, and the related interest expense incurred.

           (iii) By reason of the Disposition, the Registrant ceased operations of its former gas business and fossil generation assets.

           (iv) The Registrant reduced its electric rates for all its customers approximately 20%.

           (v) The Registrant has eliminated the amortization related to its regulatory assets and liabilities.

Due to the reasons described in Part III herein above, a reasonable estimate of the results cannot be made at this time.


                          Long Island Lighting Company
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



  Date: August 14, 1998            By: /s/ David P. Warren
                                       -------------------
                                       Name: David P. Warren
                                       Title: Chief Financial Officer